UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

COMCAM INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	23-2976562
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1140 McDermott Drive, West Chester, Pennsylvania 19380
(Address of principal executive offices) (Zip Code)

2010 Benefit Plan of ComCam International, Inc.

(Full title of the plan)

Delaware Registry Ltd., 3511 Silverside Road, Suite 105, Wilmington, Delaware 19810
(Name, address, including zip code, of agent for service)

(800) 321-2677
Telephone number, including area code, of agent for service

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company as defined by Rule 12b-2 of the Exchange Act:
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☑

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share*	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock	2,000,000	$0.59	$1,118,000	$84.14

* Bona fide estimate of maximum offering price solely for calculating the registration fee pursuant to Rule 457(h) of the Securities Act of 1933 based on the average bid and asked price of the registrant's common stock as of May 20, 2010, a date within five business days prior to the date of filing of this registration statement.

Pursuant to Rule 416(c) under the Securities Act of 1933, this registration statement covers an indeterminate amount of interests to be offered or sold pursuant to the employee benefit plan described herein.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

2010 Benefit Plan of ComCam International, Inc.
Cross-Reference Sheet Pursuant to Rule 404(a)

Cross-reference between items of Part I of this Form S-8 and the Section 10(a) prospectus that will be delivered to each employee, consultant, or director who participates in the 2010 Benefit Plan of ComCam International, Inc.

Registration Statement Item and Headings	*Prospectus Heading*	*Exhibit*
Item 1. **2010 Benefit Plan Information**	Section 10(a) Prospectus	A
Item 2. **Registrant Information and Employee Plan Annual Information**	Section 10(a) Prospectus	B

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.   Incorporation of Documents by Reference

The following documents filed by ComCam International, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission (the "Commission"), are hereby incorporated by reference:

(a)   The Company's annual report on Form 10-K for the fiscal year ended December 31, 2009.

(b)   All reports filed by the Company with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934, as amended (the "Exchange Act"), since the end of the fiscal year ended December 31, 2009.

(c)   The Company's 10-SB/A-4 filed on May 3, 2007 in which are described the terms, rights and provisions applicable to the Company's common stock, par value $0.0001.

Prior to the filing, if any, of a post-effective amendment that indicates that all securities covered by this registration statement have been sold or that de-registers all such securities then remaining unsold, all reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

Item 4.   Description of Securities

The common stock of the Company being registered pursuant to this registration statement is part of a class of securities registered under Section 12 of the Exchange Act. A description of such securities is contained in the Company's Form 10-SB/A-4 filed with the Commission on May 3, 2007. Said description is incorporated herein by reference. (See "Item 3. Incorporation of Documents by Reference.")

Item 5.   Interests of Named Experts and Counsel

No expert is named as preparing or certifying all or part of the registration statement to which this prospectus pertains, and no counsel for the Company who is named in this prospectus as having given an opinion on the validity of the securities being offered hereby was hired on a contingent basis or has or is to receive, in connection with this offering, a substantial interest, direct or indirect, in the Company.

If (a) any expert named in the registration statement as having prepared or certified any part thereof (or is named as having prepared or certified a report or valuation for use in connection with the registration statement), or (b) counsel for the registrant, underwriters or selling security holders named in the prospectus as having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of such securities, was employed for such purpose on a contingent basis, or at the time of such preparation, certification or opinion or at any time thereafter, through the date of effectiveness of the registration statement or that part of the registration statement to which such preparation, certification or opinion relates, had, or is to receive in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries or was connected with the registrant or any of its parents or subsidiaries as a promoter, managing underwriter (or any principal underwriter, if there are no managing underwriters) voting trustee, director, officer, or employee, furnish a brief statement of the nature of such contingent basis, interest, or connection.

Item 6.   Indemnification of Directors and Officers

Section 145 of the General Corporation Law of the State of Delaware provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as the Company, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorney's fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorney's fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court determines such person is fairly and reasonably entitled to indemnification for such expenses.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company understands that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.   Exemption from Registration Claimed

No restricted securities are being re-offered or resold pursuant to this registration statement.

Item 8.   **Exhibits**

The exhibits attached to this registration statement are listed in the *Exhibit Index* on page 6.

Item 9.   **Undertakings**

(a)   The undersigned registrant hereby undertakes:

      (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)   To include any prospectus required by section 10(a)(3) of the Securities Act;

            (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            Provided, however, that (A) Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S–8 (§239.16b of this chapter), and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement.

      (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Chester, State of Pennsylvania, on May 28, 2010.

ComCam International, Inc.

By: /s/ Don Gilbreath
Don Gilbreath
Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Don Gilbreath with power of substitution, as his attorney-in-fact for him, in all capacities, to sign any amendments to this registration statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Name	*Signature*	*Title*	*Date*
Don Gilbreath	/s/ Don Gilbreath	Director	May 28, 2010
Robert Betty	/s/ Robert Betty	Director	May 28, 2010
Albert White	/s/ Albert White	Director	May 28, 2010

INDEX TO EXHIBITS

Exhibits	Commission Reference No.	Description of Exhibit	Page
A	4(i)	2010 Stock Benefit Plan of the Company	7
B	4(ii)	Section 10(a) Prospectus	10
C	5, 23(b)	Opinion and consent of Counsel as to the legality of the securities being registered	15
D	23(a)	Consent of Accountant	17

2010 BENEFIT PLAN
OF
COMCAM INTERNATIONAL, INC.

ComCam International, Inc., a Delaware corporation (the "Company"), hereby adopts the 2010 Benefit Plan of ComCam International, Inc. (the "Plan") this 28th day of May, 2010. Under the Plan, the Company may issue stock, or grant options, to acquire the Company's common stock, par value $0.0001 (the "Stock"), from time to time to employees of the Company or its subsidiaries, all on the terms and conditions set forth herein ("Benefits"). In addition, at the discretion of the Board of Directors, Benefits may from time to time be granted under this Plan to other individuals, including consultants or advisors, who contribute to the success of the Company or its subsidiaries but are not employees of the Company or its subsidiaries, provided that bona fide services shall be rendered by consultants and advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction. No stock may be issued, or option granted, under the Plan to consultants, advisors, or other persons who directly or indirectly promote or maintain a market for the Company's securities.

1.   *Purpose of the Plan*. The Plan is intended to aid the Company in maintaining and developing a management team, attracting qualified officers and employees capable of assuring the future success of the Company, and rewarding those individuals who have contributed to the success of the Company. The Company has designed this Plan to aid it in retaining the services of executives and employees and in attracting new personnel when needed for future operations and growth and to provide such personnel with an incentive to remain employees of the Company, to use their best efforts to promote the success of the Company's business, and to provide them with an opportunity to obtain or increase a proprietary interest in the Company. It is also designed to permit the Company to reward those individuals who are not employees of the Company but who management perceives to have contributed to the success of the Company or who are important to the continued business and operations of the Company. The above goals will be achieved through the granting of Benefits.

2.   *Administration of this Plan*. Administration of this Plan shall be determined by the Company's Board of Directors (the "Board"). Subject to compliance with applicable provisions of the governing law, the Board may delegate administration of this Plan or specific administrative duties with respect to this Plan on such terms and to such committees of the Board as it deems proper (hereinafter the Board or its authorized committee shall be referred to as "Plan Administrators"). The interpretation and construction of the terms of this Plan by the Plan Administrators thereof shall be final and binding on all participants in this Plan absent a showing of demonstrable error. No member of the Plan Administrators shall be liable for any action taken or determination made in good faith with respect to this Plan. Any Benefits approved by a majority vote of those Plan Administrators attending a duly and properly held meeting shall be valid. Any Benefits approved by the Plan Administrators shall be approved as specified by the Board at the time of delegation.

3.   *Shares of Stock Subject to this Plan*. A total of two million (2,000,000) shares of Stock may be subject to, or issued pursuant to Benefits granted under this Plan. If any right to acquire Stock granted under this Plan is exercised by the delivery of shares of Stock or the relinquishment of rights to shares of Stock, only the net shares of Stock issued (the shares of stock issued less the shares of Stock surrendered) shall count against the total number of shares reserved for issuance under the terms of this Plan.

4.   *Reservation of Stock on Granting of Option*. At the time any Option is granted under the terms of this Plan, the Company will reserve for issuance the number of shares of Stock subject to such Option until it is exercised or expires. The Company may reserve either authorized but unissued shares or issued shares reacquired by the Company.

5.   *Eligibility*. The Plan Administrators may grant Benefits to employees, officers, and directors of the Company and its subsidiaries, as may be existing from time to time, and to other individuals who are not employees of the Company or its subsidiaries, including consultants and advisors, provided that such consultants and advisors render bona fide services to the Company or its subsidiaries and such services are not rendered in connection with the offer or sale of securities in a capital-raising transaction. In any case, the Plan Administrators shall determine, based on the foregoing limitations and the Company's best interests, which employees, officers, directors, consultants and advisors are eligible to participate in this Plan. Benefits shall be in the amounts, and shall have the rights and be subject to the restrictions, as may be determined by the Plan Administrators, all as may be within the provisions of this Plan.

6.   *Term of Options issued as Benefits and Certain Limitations on Right to Exercise*.

      a.   Each Option issued as a benefit hereunder ("Option") shall have its term established by the Plan Administrators at the time the Option is granted.

      b.   The term of the Option, once it is granted, may be reduced only as provided for in this Plan and under the express written provisions of the Option.

      c.   Unless otherwise specifically provided by the written provisions of the Option or required by applicable disclosure or other legal requirements promulgated by the Securities and Exchange Commission, no participant of this Plan or his or her legal representative, legatee, or distributee will be, or shall be deemed to be, a holder of any shares subject to an Option unless and until such participant exercises his or her right to acquire all or a portion of the Stock subject to the Option and delivers the required consideration to the Company in accordance with the terms of this Plan and then only as to the number of shares of Stock acquired. Except as specifically provided in this Plan or as otherwise specifically provided by the written provisions of the Option, no adjustment to the exercise price or the number of shares of Stock subject to the Option shall be made for dividends or other rights for which the record date is prior to the date on which the Stock subject to the Option is acquired by the holder.

      d.   Options shall vest and become exercisable at such time or times and on such terms as the Plan Administrators may determine at the time of the grant of the Option.

      e.   Options may contain such other provisions, including further lawful restrictions on the vesting and exercise of the Options as the Plan Administrators may deem advisable.

      f.   In no event may an Option be exercised after the expiration of its term.

      g.   Options shall be non-transferable, except by the laws of descent and distribution.

7.   *Exercise Price*. The Plan Administrators shall establish the exercise price payable to the Company for shares to be obtained pursuant to Options, which exercise price may be amended from time to time as the Plan Administrators shall determine.

8.   *Payment of Exercise Price*. The exercise of any Option shall be contingent on receipt by the Company of the exercise price paid in either cash, certified or personal check payable to the Company.

9.   *Withholding*. If the grant of a Benefit hereunder, or exercise of an Option given as a Benefit is subject to withholding or other trust fund payment requirements of the Internal Revenue Code of 1986, as amended (the "Code"), or applicable state or local laws, the Company will initially pay the Optionee's liability and will be reimbursed by Optionee no later than six months after such liability arises and Optionee hereby agrees to such reimbursement terms.

10.   *Dilution or Other Adjustment*. The shares of common stock subject to this Plan and the exercise price of outstanding Options are subject to proportionate adjustment in the event of a stock dividend on the common stock or a change in the number of issued and outstanding shares of common stock as a result of a stock split, consolidation, or other recapitalization. The Company, at its option, may adjust the Options, issue replacements, or declare Options void.

11.   *Benefits to Foreign Nationals*. The Plan Administrators may, in order to fulfill the purpose of this Plan and without amending this Plan, grant Benefits to foreign nationals or individuals residing in foreign countries that contain provisions, restrictions, and limitations different from those set forth in this Plan and the Benefits made to United States residents in order to recognize differences among the countries in law, tax policy, and custom. Such grants shall be made in an attempt to give such individuals essentially the same benefits as contemplated by a grant to United States residents under the terms of this Plan.

12.   *Listing and Registration of Shares*. Each Option shall be subject to the requirement that if at any time the Plan Administrators shall determine, in their sole discretion, that it is necessary or desirable to list, register, or qualify the shares covered thereby on any securities exchange or under any state or federal law, or obtain the consent or approval of any governmental agency or regulatory body as a condition of, or in connection with, the granting of such Option or the issuance or purchase of shares thereunder, such Option may not be exercised in whole or in part unless and until such listing, registration, consent, or approval shall have been effected or obtained free of any conditions not acceptable to the Plan Administrators.

13.   *Expiration and Termination of this Plan*. This Plan may be abandoned or terminated at any time by the Plan Administrators except with respect to any Options then outstanding under this Plan. This Plan shall otherwise terminate on the earlier of the date that is five years from the date first appearing in this Plan or the date on which the two millionth share is issued or granted hereunder.

14.   *Amendment of this Plan*. This Plan may not be amended more than once during any six month period, other than to comport with changes in the Code or the Employee Retirement Income Security Act or the rules and regulations promulgated thereunder. The Plan Administrators may modify and amend this Plan in any respect.

    ATTEST:

    /s/ Don Gilbreath
    Don Gilbreath
    Chief Executive Officer, Chief Financial Officer, and Principal Accounting Officer

SECTION 10(a) PROSPECTUS OF
COMCAM INTERNATIONAL, INC.

May 28, 2010: This document constitutes part of a prospectus covering securities of ComCam International, Inc., a Delaware corporation ("Company"), that have been registered with the Securities and Exchange Commission ("Commission") under the Securities Act of 1933. This document, a Section 10(a) Prospectus, contains and constitutes four sections.

The first and second sections "General Plan Information" and "Registrant Information and Employee Plan Annual Information" are found in this Prospectus.

The third section of this Prospectus consists of the Company's latest annual report on Form 10-K for the fiscal year ended December 31, 2009, which is incorporated herein by this reference.

The fourth section of this Prospectus contains a Stock Option Agreement and Notice of Exercise, which are provided to offerees of stock options, to be completed and submitted within the time permitted, in conjunction with the tender of the appropriate consideration, by those who wish to exercise their options.

Item 1.   Plan Information

(a)   General Plan Information

(1)   The Company's board of directors (the "Board") has adopted a benefit plan for its employees and others entitled the "2010 Benefit Plan of ComCam International, Inc." (the "Plan"). Pursuant to the Plan, the Board can authorize the issuance of stock or options to purchase stock up to an aggregate of two million (2,000,000) shares of common stock of the Company, par value $0.0001 per share (the "Common Stock"), over a maximum of a five year period, although the Board may shorten this period.

(2)   The Board adopted the Plan on May 28, 2010. The Plan is intended to aid the Company in maintaining and continuing its development of a quality management team, in attracting qualified employees, consultants, and advisors who can contribute to the future success of the Company, and in providing such individuals with an incentive to use their best efforts to promote the growth and profitability of the Company.

(3)   The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), nor qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code").

(4)   Administration of the Plan is the exclusive province of the Board. Board members are elected at each annual meeting of shareholders. The term each Board member serves is therefore one year. If an annual meeting is not held the member shall serve until the next submission of matters to a vote of the Company's shareholders. As ultimate administrators of the Plan, the Board should be contacted with requests for additional Plan information. Alternatively, the Board may appoint a committee to administer the Plan (hereinafter the Board or its duly authorized committee shall be referred to as "Plan Administrators"). As no committee has been authorized by the Board, the current Board members are the Plan Administrators. This group is currently made up of Don Gilbreath, Robert Betty, and Albert White. Mr. Gilbreath also serves as the Company's Chief Executive Officer, Chief Financial Officer, and Principal Accounting Officer. The Company considers Mr. White to be an independent director.

Additional information about the Plan and the Board is available at:

> ComCam International, Inc.
> 1140 McDermott Drive
> West Chester, Pennsylvania 19380
> (610) 436-8089

In the event a vacancy in the Board arises, the vote of a majority of remaining directors may select a successor, or, if the remaining Board does not fill the vacancy, the vote of shareholders may also elect a successor to fill such vacancy. Board members may be removed from office by the vote of a majority of the issued and outstanding shares with or without cause. Plan Administrators who are not Board members can be removed or appointed at any time for any reason by the majority vote of Board members. The Plan Administrators shall interpret the Plan (which interpretation is binding on the participants absent demonstrable error), determine which employees or others shall receive shares or options, decide the number of shares or options and establish any other terms for the shares or options not already established in the Company's Plan. Information concerning changes in the Plan will be provided in the future either in the Company's proxy statements, annual or other reports, or in amendments to this document.

(b) **Securities to be Offered**

(1) Shares and options providing for the issuance or purchase of shares equaling a maximum of two million (2,000,000) shares of Common Stock may be granted under the Plan. Any options under the Plan are "non-qualified" stock options.

(2) The number of shares of Common Stock issuable under the Plan is subject to adjustment in the event of changes in the outstanding shares of Common Stock resulting from stock dividends, stock splits, or recapitalizations. The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the Common Stock have no pre-emptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

(c) **Employees Who May Participate in the Plan**

The Board shall determine which of the Company's employees are eligible to receive shares or options under the Plan. The term "employee" includes any employee, director, officer, or consultant or advisor of the Company or any of its subsidiaries, provided that bona fide services shall be rendered by consultants and advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction.

(d) **Purchase of Securities Pursuant to the Plan and Payment for Securities Offered**

The Plan Administrators shall determine which employees shall receive shares or options.

Options granted under the Plan shall be exercisable as determined by the Plan Administrators. If an option granted under the Plan should expire or terminate for any reason without having been exercised in full, the unpurchased shares subject to that option will again be available for grant under the Plan.

The exercise price payable to the Company for Option Shares shall be as set forth from time to time by the Plan Administrators. The exercise of any Option shall be contingent on receipt by the Company of the exercise price paid in either cash, certified or personal check payable to the Company.

The shares of Common Stock subject to the Plan and the exercise price of outstanding options are subject to proportionate adjustment in the event of a stock dividend on the Common Stock or a change in the number of issued and outstanding shares of Common Stock as a result of a stock split, consolidation, or other recapitalization. Options and all other interests under the plan shall be non- transferable, except by means of a will or the laws of descent and distribution.

The Plan is not subject to ERISA and the securities are being issued by the Company and not purchased on the open market or otherwise.

The Plan may be abandoned or terminated at any time by the Plan Administrators except with respect to any Options then outstanding under the Plan. The Plan shall otherwise terminate on the earlier of the date that is five years from the date first appearing in the Plan or the date on which an option for the two millionth share is either granted under the Plan or on which the two millionth share is de-registered on a post-effective amendment on Form S-8 filed with the Securities and Exchange Commission (the "Commission"). No options may be granted under the terms of the Plan after it has been terminated.

The Board may alter or amend the Plan only once during any six month period, except as to comply with changes to the Code.

No termination, suspension, alteration or amendment may adversely affect the rights of a holder of a previously issued option without the consent of that holder.

(e)   Resale Restrictions

Shares of Common Stock issued or purchased on exercise of options granted under the Plan will have been initially registered pursuant to a Form S-8 Registration Statement filed by the Company. Subsequently, shares obtained pursuant to the Plan may be eligible for immediate resale depending on whether an exemption from registration is available or whether the shares are in fact registered. The Company makes no statement as to subsequent sale-ability of specific shares obtained pursuant to the Plan and urges any persons seeking to sell shares so obtained to seek counsel from independent attorneys.

As may be applicable for subsequent resale of shares obtained from the Plan, the Board believes that the Company has filed all reports and other materials required to be filed during the preceding twelve months under the Securities Exchange Act of 1934 as of May 28, 2010.

(f)   Tax Effects of Plan Participation

The following discussion of the federal income tax consequences of participation in the Plan is only a summary, does not purport to be complete, and does not cover, among other things, state and local tax consequences. Additionally, differences in participants' financial situations may cause federal, state, and local tax consequences of participation in the Plan to vary. Therefore, each participant in the Plan is urged to consult his or her own accountant, legal or other advisor regarding the tax consequences of participation in the Plan. This discussion is based on the provisions of the Code as presently in effect.

Under the current provisions of the Code, if shares of Common Stock are issued to the original holder of a non-qualified option granted and exercised under the Plan (assuming there is not an active trading market for options of the Company), (i) the option holder ("Holder") will not recognize income at the time of the grant of the option; (ii) on exercise of the option the Holder will recognize ordinary income in an amount equal to the excess of the fair market value of the shares of Common Stock acquired at the time of exercise over the exercise price; (iii) upon the sale of the shares of Common Stock the Holder will recognize a short-term or long-term capital gain, or loss, as may be, in an amount equal to the difference between the amount he or she receives from the sale of those shares and the Holder's tax basis in the shares (as described below); and (iv) the Company will be entitled to expense as compensation the amount of ordinary income that the holder recognized, as set forth in *clause (ii)* above.

If the Holder pays the exercise price entirely in cash, the tax basis of the shares of Common Stock will be equal to the amount of the exercise price paid plus the ordinary income recognized by the Holder from exercising the options. This basis should equal the fair market value of the shares of Common Stock acquired on the date of exercise. The holding period will begin on the day after the tax basis of the shares is determined.

The ordinary income received by the Holder on exercise of the option is considered to be compensation from the Company. As with other forms of compensation, withholding tax and other trust fund payments will be due with respect to the exercise of the options. The Company will initially pay the optionee's liability and will be reimbursed by optionee no later than six months after such liability arises.

(g)   Investment of Funds

Participating employees may not direct the stock or stock options under the Plan to investment media.

(h)   Withdrawal from the Plan; Assignment of Interest

A participating employee may withdraw from the Plan and terminate his or her interest therein at any time under any conditions. The Plan does not permit an employee to assign or hypothecate his or her interest in the Plan. Options shall be non-transferable, except by the laws of descent and distribution.

(i)   Forfeitures and Penalties

There are no events which could, under the Plan, result in a forfeiture by, or a penalty to, a participant of the Plan.

(j)   Charges and Deductions and Liens Therefor

No charges or deductions will be made against employees participating in the Plan or against the stock or options to purchase stock held under the Plan except as prescribed by the Company's tax advisors. No person has or may create a lien on the stock or options to purchase stock held under the Plan or pursuant to any contract in connection therewith.

Item 2.   Registrant Information and Employee Plan Annual Information

The Company will provide to any employee upon request a copy, without charge, of the Company's periodic reports, including its latest annual report on Form 10-K and its quarterly reports on Form 10-Q, filed with the Commission. The Company will also provide any employee upon written or oral request a copy, without charge, of the documents incorporated by reference in Item 3 of Part II of the Form S-8 Registration Statement. These documents are also incorporated by reference into the Section 10(a) prospectus, of which this document is a part. Requests for such information should be directed to the Company:

>Attn: Don Gilbreath, Chief Executive Officer
>1140 McDermott Drive
>West Chester, Pennsylvania 19380
>(610) 436-8089

Signature	*Title*	*Date*
/s/ Don Gilbreath Don Gilbreath	Director, Chief Executive Officer, Chief Financial Officer, and Principal Accounting Officer	May 28, 2010
/s/ Robert Betty Robert Betty	Director	May 28, 2010
/s/ Albert White Albert White	Director	May 28, 2010

EXHIBIT C

Gerald Einhorn
7 Old Salem Road
West Orange, NJ 07052
Telephone: (862) 438-8633
Facsimile: (862) 438-8632

May 27, 2010

ComCam International, Inc.
1140 McDermott Drive, Ste. 200
West Chester, PA 19380

Gentlemen:

I am an attorney at law, admitted to practice in the State of New York, and have been requested by you to provide an opinion in respect to Delaware law as to whether Comcam International, Inc. ("ComCam") has authorized and legally issued 2,000,000 shares of fully paid and non-assessable common stock in accordance with the corporate law of the State of Delaware.

In this connection I have examined and/or discussed the following documents relating to ComCam:

1. Amended and Restated Certificate of Incorporation of ComCam dated June 10, 2005.
2. Bylaws of ComCam.
3. Post-Effective Amendment Number 1, removing from registration all remaining shares registered under its Form S-8 Registration Statement filed on October 24, 2008.
4. Registration Statement on Form S-8 to be filed by ComCam under the Securities Act of 1933, as amended.
5. Board of Directors Resolution of ComCam authorizing and approving ComCam's 2010 Benefit Plan, the Registration Statement and the Post-Effective Amendment Number 1 (Item 3 above).

Further, I have learned that ComCam is in a current status with the Delaware Division of Corporations as of today's date.

Based upon the foregoing documents and my research of the Delaware General Corporation Law, I have concluded the following:

1. ComCam is authorized to issue 100,000,000 shares of common stock, par value $0.0001. The issuance of 2,000,000 common shares is therefore within the limits of its legal authorization.
2. There is no restriction or control of share ownership or transfer in the Certificate of Incorporation or Bylaws, as referred to in Article 8, Subchapter VI, Section 202 of Chapter 1 of the Delaware General Corporation Law.
3. Article 8, Subchapter V, Section 152 provides that common stock issued for fully paid consideration in such form and in such manner as determined by the board of directors shall be deemed to be fully paid and non-assessable. Accordingly, the subject 2,000,000 common shares are fully paid and non-assessable.

The following qualifications and conditions apply to this opinion:

EXHIBIT C

1. This opinion does not address the legality of any transaction other than the subject issuance and registration of common stock.
2. This opinion does not address ComCam's compliance with the Securities Act of 1933, as amended.
3. This opinion assumes that ComCam will receive full payment of adequate consideration for the issuance of up to 2,000,000 common shares.
4. This opinion assumes that all documents relied upon herein are genuine and have not since been modified or replaced.

The undersigned hereby consents to use of this opinion as an exhibit to your Registration Statement on Form S-8 to be filed with the U.S. Securities and Exchange Commission.

Sincerely,

/s/ Gerald Einhorn
Gerald Einhorn
Member, New York State Bar

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference into the accompanying Registration Statement on Form S-8 for ComCam International, Inc., of our report dated April 16, 2010, relating to the financial statements of ComCam International, Inc., for the year ended December 31, 2009.

/s/ Pritchett, Siler & Hardy, P.C.

PRITCHETT, SILER & HARDY, P.C.

Salt Lake City, Utah
May 28, 2010